Exhibit 16

April 13, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Forethought Life Insurance Company pursuant to Item 304(a)(1) of Regulation S-K (copy attached), which we understand will be filed with the Securities and Exchange Commission, as part of the Registration Statement on Form S-1 of Forethought Life Insurance Company dated April 13, 2022. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts

Attachment

AUDITOR UPDATE

On February 1, 2021, KKR & Co. Inc., or together with its subsidiaries, “KKR,” completed the acquisition of a majority of the interests of Global Atlantic Financial Group Limited (“GAFGL”), the parent company of Forethought Life Insurance Company (“Forethought”). PricewaterhouseCoopers LLP (“PwC”) provides consulting services to KKR, and as a result Forethought was required to change accounting firms for the annual independent audit of Forethought and its registered separate accounts. On May 12, 2021, Forethought dismissed PwC as independent auditor upon completion of the annual audits for Forethought and its separate accounts for the fiscal year ending December 31, 2020. On the same day, Forethought’s Audit Committee appointed Deloitte & Touche (“Deloitte”) as its independent auditor to audit the financial statements of Forethought and its separate accounts for the fiscal year ending December 31, 2021.

PwC’s reports for the fiscal years ended December 31, 2020 and December 31, 2019 did not contain any adverse opinions or a disclaimer of opinions and were not qualified or modified as to uncertainties, audit scope, or accounting principles, except for the adverse opinion described in Note 2 to the financial statements as they are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Indiana Department of Insurance, which is a basis of accounting other than the accounting principles generally accepted in the United States of America.

With regard to Forethought, no disagreements arose during the fiscal year ended December 31, 2020 or December 31, 2019 or the subsequent interim period through May 12, 2021, relating to any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or compliance with applicable rules of the Securities and Exchange Commission (SEC), which issues, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the disagreements in its reports. In addition, during fiscal years ended December 31, 2020 and December 31, 2019 and the subsequent interim period through May 12, 2021, there were no reportable events under Item 304(a)(1)(v) of Regulation S-K.

Forethought provided a copy of this disclosure to PwC for its review and requested that PwC provide Forethought with a letter addressed to the SEC stating whether PwC agrees with the statements made by Forethought in this section. A copy of that letter, dated April 13, 2022, furnished by PwC in response to that request, is filed as Exhibit 16 to the registration statement filed with the SEC.

For the two most recent fiscal years, and any subsequent interim period through May 12, 2021, Forethought did not consult with Deloitte regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of Forethought, and Deloitte did not provide either a written report or oral advice to Forethought that was an important factor considered by Forethought in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).